77D Disclosure for the Liberty Acorn Trust

Although Liberty Acorn Foreign Forty was previously registered as a non-diversified fund, its investments remained diversified through November 23, 2001 (three years after it began operations).
As a result, the Fund lost the ability to invest in a non-diversified manner and is now considered a diversified fund. Liberty Acorn Foreign Forty will not be able to become non-diversified unless it seeks and obtains the approval of the holders of a "majority of its outstanding voting securities," as defined in the Act.